SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

# FORM 11-K

## ANNUAL REPORT
## PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________

Commission file number 333-89839

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sun National Bank 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sun Bancorp, Inc.
226 Landis Avenue
Vineland, New Jersey 08360

## REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1.

SIGNATURES

*The Plan.* Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sun National Bank 401(k) Plan

Date: June 29, 2007

By: [signature]

Michael T. LaPlante
Its Plan Administrator

## EXHIBIT 1

## FINANCIAL STATEMENTS

# *Sun National Bank*
# *401(k) Plan*

*Financial Statements as of December 31, 2006 and 2005*
*and for the Year Ended December 31, 2006,*
*Supplemental Schedules as of December 31, 2006, and*
*Report of Independent Registered Public*
*Accounting Firm*

# SUN NATIONAL BANK
# 401(k) PLAN

## TABLE OF CONTENTS



All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3894
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING

To the Trustees and Participants of
Sun National Bank 401(k) Plan
Vineland, New Jersey

We have audited the accompanying statements of net assets available for benefits of Sun National Bank 401(k) Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The supplemental Schedule H, line 4i—Schedule of Assets (Held at End of Year) that accompanies the Plan's financial statements does not disclose the historical cost of nonparticipant directed plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Deloitte & Touche LLP

June 29, 2007

## SUN NATIONAL BANK 401(k) PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2006 AND 2005

| | 2006 | 2005 |
|---|---|---|
| ASSETS | | |
| Cash | $ 2,137 | $ 5,280 |
| Investments, at fair value: | | |
| Participant-directed investments | 9,538,578 | 7,627,441 |
| Nonparticipant-directed investments – Sun Bancorp Stock | 6,892,036 | 5,625,350 |
| Total investments | 16,430,614 | 13,252,791 |
| Receivables: | | |
| Participant loan receivables | 282,947 | 250,793 |
| Total assets | 16,715,698 | 13,508,864 |
| LIABILITIES | | |
| Payables: | | |
| Excess contributions payable | 31,376 | - |
| Total liabilities | 31,376 | - |
| NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE | 16,684,322 | 13,508,864 |
| Adjustments from fair value to contract value for fully benefit-responsive investment contracts | 11,441 | 13,755 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 16,695,763 | $ 13,522,619 |

See notes to financial statements.

# SUN NATIONAL BANK 401(k) PLAN

## STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
## YEAR ENDED DECEMBER 31, 2006

| | 2006 |
|---|---|
| ADDITIONS: | |
| Contributions: | |
| Employer contributions | $ 637,572 |
| Participant contributions | 1,892,701 |
| Rollover contributions | 132,988 |
| Total contributions | 2,663,261 |
| Investment income: | |
| Net appreciation in fair value of investments | 1,257,686 |
| Interest and dividends | 423,023 |
| Net investment income | 1,680,709 |
| Total additions | 4,343,970 |
| DEDUCTIONS: | |
| Distributions to participants | 1,155,142 |
| Administrative expenses | 15,684 |
| Total deductions | 1,170,826 |
| INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS | 3,173,144 |
| NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR | 13,522,619 |
| NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR | $ 16,695,763 |

See notes to financial statements.

### 1. DESCRIPTION OF THE PLAN

The Sun National Bank (the "Bank") 401(k) Plan (the "Plan") is a defined contribution plan that was initiated on January 1, 1996. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

a. *General*—The Plan is a defined contribution plan of the Bank covering all full-time employees of the Bank who have 90 days of service and are age twenty-one or older. The Board of Directors of the Bank controls and manages the operation and administration of the Plan. Fidelity Trust Services serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

b. *Contributions*—Each year, participants may contribute up to 75% of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Bank contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Bank's Board of Directors.

c. *Participant Accounts*—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of the Bank's contribution and Plan earnings. Allocations are based on participant earnings of account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Administrative expenses consisting of record keeping and trustee services which were primarily paid by the Plan. Administrative expenses were $15,684 for the year ended December 31, 2006. Loan fees are paid by the participant.

d. *Vesting*— Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of contribution service as defined in the Plan. A participant is 100% vested after four years of vested service.

e. *Investment Options*—Upon enrollment in the Plan, a participant may direct employee contributions among available investment funds (see Note 6). Employer contributions are made in Sun Bancorp, Inc. common stock. A participant may elect to transfer that contribution to any investment fund.

f. *Participant Loans Receivable*—A participant may borrow from his or her fund accounts up to a maximum of the lesser of $50,000 or 50% of his or her vested account balance. Loan transactions are treated as a transfer from the investment fund to the Participant Loans Receivable Fund. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined, as needed, by the Plan Administrator.

g. *Payment of Benefits*—On termination of service due to death, disability or retirement, a participant or a participant's beneficiary may generally elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or in the form of installments as designated by the participant or participant's beneficiary.

h. *Forfeited Accounts*—At December 31, 2006 and 2005, forfeited nonvested accounts totaled approximately $27,000 and $31,000, respectively. The forfeited nonvested accounts are used towards future administrative expenses incurred by the Plan. During the year ended December 31, 2006, $15,684 in forfeited nonvested accounts was used to pay administrative expenses.

i. *Net Appreciation in Fair Value of Investments*—Net appreciation in fair value of investments includes realized gains and losses and appreciation or depreciation in the fair market value of the investments.

j. *Interest on Investments at Contract Value*—Stable value funds return income earned by the fund, net of expenses.

k. *Rollovers*—The Plan receives contributions from other qualified plans.

l. *Excess Contributions Payable*—The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code (the "IRC") limits.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Accounting*— The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

*Investment Valuation and Income Recognition*— The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds with underlying investments in investment contracts are valued at traded market value/cash position of the underlying investments, net of any payables and receivables of the fund and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances. Investments are recorded by the Plan as of their trade dates (see Note 6 for the Summary of Investments by type).

Interest and dividends are included in income when earned based on the term of the investments and the periods during which the investments are owned by the Plan. Realized gains or losses and appreciation or depreciation in fair market value of investments, which are included in the line item "net appreciation in fair value of investments" are included in income in the year in which it occurred.

*Use of Estimates*— The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

*Adoption of new Accounting Guidance* – In December 2005, the Financial Accounting Standards Board issued Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, the statements of net assets available for benefits presents the fully benefit-responsive investment contract at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not have an impact on the amount of net assets available for benefits at December 31, 2005.

## 3. TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Bank reserves the right, at any time, to discontinue permanently or temporarily its contributions to the Plan at any time and to terminate the Plan subject to the provisions set forth in ERISA. The interest of the participants shall be nonforfeitable and fully vested in the event the Plan is terminated.

## 4. FEDERAL INCOME TAX STATUS

As of July 1, 2005, the Bank adopted a non-standardized defined contribution 401(k) plan provided by Fidelity Management and Trust Company ("FMTC"). The Plan was approved by the Bank's Board of Directors in May 2005. The Plan uses a prototype plan document sponsored by FMTC. FMTC received an opinion letter from the Internal Revenue Service ("IRS"), dated October 9, 2003, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

## 5. PARTIES IN INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by FMTC. FMTC is the trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The Plan also held an investment in 327,072 and 284,828 shares of common stock of the Plan sponsor at December 31, 2006 and 2005, respectively.

## 6. SUMMARY OF INVESTMENTS BY TYPE

Upon enrollment in the Plan, a participant may select from any of the investment options as described by the Plan Custodian and summarized below. During 2006, the selection of investment options for various Fidelity funds changed from class T to class A as a result of lower broker commission fees.

***Fidelity Advisor Equity Income Fund: Class A and Class T***— Fund seeks to provide a yield from dividend and interest income which exceeds the composite dividend yield on securities comprising the S&P 500. The fund normally invests at least 80% of its assets in equity securities of domestic and foreign issuers.

***T. Rowe Price Growth Stock Fund: Class R***— Fund seeks to provide long-term growth of capital and, secondarily, increasing dividend income. The fund invests at least 80% of its assets in the common stocks of a diversified group of growth companies that normally have the ability to pay increasing dividends through strong cash flow.

*Victory Diversified Stock: Class A*— Fund seeks to provide long-term capital growth through primarily investing in equity securities and securities convertible into common stock traded on U.S. exchanges and issued by large, established companies. The fund invests in both growth and value securities.

*Fidelity Advisor Leveraged Company Stock Fund: Class A and Class T*— Fund seeks to provide capital appreciation through investing at least 80% of its assets in stocks of leveraged companies (companies that issue lower-quality debt and other companies with leveraged capital structures). The fund may also invest in lower-grade quality debt securities and it may buy growth stocks or value stocks, or a combination of both types.

*Fidelity Advisor Small Cap Fund: Class A and Class T*— Fund seeks to provide long-term growth of capital through investing at least 80% of its assets in securities of companies with small market capitalizations (those with market capitalizations similar to companies in the Russell 2000® Index or the Standard & Poor's SmallCap 600 Index).

*RS Partners* — Fund seeks to provide long-term growth through primarily investing in equity securities. The fund may at times invest a portion of its assets in debt securities and other income-producing securities.

*Fidelity Advisor Diversified International Fund: Class A and Class T*— Fund seeks to provide capital growth through primarily investing in non-U.S. securities, primarily in common stocks.

*AIM Real Estate: Class A*— Fund seeks to provide a high total return through primarily investing in real estate related companies.

*AllianceBernstein Intl Val: Class A*— Fund seeks to provide long-term growth of capital through primarily investing in a diversified portfolio of stocks of non-US companies. The Fund invests typically in stocks selected from more than 40 developed and emerging market countries

*Fidelity Advisor International Small Cap Fund: Class A and Class T*— Fund seeks to provide capital appreciation through investing primarily in non-U.S. securities, including securities of issuers located in emerging markets. The fund normally invests at least 80% of assets in securities of companies with small market capitalizations.

*AllianceBernstein Balanced Shs: Class A*— Fund seeks to provide a high return through a combination of current income and capital appreciation. The funds primarily invests in a diversified portfolio of equity and fixed-income securities, such as common and preferred stocks, U.S. government and agency obligations, bonds and senior-debt securities.

*Fidelity Advisor Freedom 2005 Fund: Class A and Class T*— Fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to an asset allocation strategy.

*Fidelity Advisor Freedom 2010 Fund: Class A and Class T*— Fund seeks to provide high total return with a secondary objective of principal preservation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to an asset allocation strategy. The fund is targeted to investors expected to retire around the year 2010.

*Fidelity Advisor Freedom 2015 Fund: Class A and Class T*— Fund seeks to provide high total return with a secondary objective of principal preservation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to an asset allocation strategy. The fund is targeted to investors expected to retire around the year 2015.

*Fidelity Advisor Freedom 2020 Fund: Class A and Class T*— Fund seeks to provide high total return with a secondary objective of principal preservation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to an asset allocation strategy. The fund is targeted to investors expected to retire around the year 2020.

*Fidelity Advisor Freedom 2025 Fund: Class A and Class T*— Fund seeks to provide high total return with a secondary objective of principal preservation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to an asset allocation strategy. The fund is targeted to investors expected to retire around the year 2025.

*Fidelity Advisor Freedom 2030 Fund: Class A and Class T*— Fund seeks to provide high total return with a secondary objective of principal preservation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to an asset allocation strategy. The fund is targeted to investors expected to retire around the year 2030.

*Fidelity Advisor Freedom 2035 Fund: Class A and Class T*— Fund seeks to provide high total return with a secondary objective of principal preservation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to an asset allocation strategy. The fund is targeted to investors expected to retire around the year 2035.

*Fidelity Advisor Freedom 2040 Fund: Class A and Class T*— Fund seeks to provide high total return with a secondary objective of principal preservation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to an asset allocation strategy. The fund is targeted to investors expected to retire around the year 2040.

*Fidelity Advisor Freedom 2045 Fund: Class A*— Fund seeks to provide high total return with a secondary objective of principal preservation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to an asset allocation strategy. The fund is targeted to investors expected to retire around the year 2045.

*Fidelity Advisor Freedom 2050 Fund: Class A*— Fund seeks to provide high total return with a secondary objective of principal preservation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to an asset allocation strategy. The fund is targeted to investors expected to retire around the year 2050.

*Fidelity Advisor Freedom Income Fund: Class A and Class T*— Fund seeks to provide high total return with a secondary objective of principal preservation. Invests in a combination of Fidelity equity, fixed income, and money market funds (underlying Fidelity Funds) and allocates its assets according to a stable asset allocation strategy designed for investors already in retirement.

*Fidelity Advisor Stable Value Portfolio: Class II*— The Fidelity Advisor Stable Value Portfolio is a stable value fund that is a commingled pool of the FSVP Trust for Employee Benefit Plans. The investment objective is to preserve principal investment while earning interest income. The pool aims to maintain a stable $1 unit price through a combination of lower risk investments. The fund invests in investment contracts issued by insurance companies and other financial institutions, as well as, fixed income securities. A portion of the pool is invested in a money market fund to provide daily liquidity. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

*Fidelity Advisor Inflation-Protected Bond Fund: Class A and Class T*— Seeks to provide a total return that exceeds the rate of inflation over the long term through primarily investing at least 80% of its assets in inflation-protected debt securities of all types. The fund primarily invests in U.S. dollar-denominated inflation-protected debt securities.

*Fidelity Advisor Short Fixed Income Fund: Class A and Class T*— Seeks to provide a high level of current income, consistent with the preservation of capital and where appropriate the fund will take advantage of opportunities to realize capital appreciation. The fund normally invests at least 80% of its assets in investment-grade debt securities of all types and repurchase agreements for those securities.

*Sun Bancorp, Inc. Common Stock*— Contributions are invested in common stock of Sun Bancorp, Inc., the holding company of Sun National Bank.

## 7. INVESTMENTS

The following presents investments (at fair value) that represent 5% or more of the Plan's net assets available for benefits at December 31, 2006 and 2005:

| | December 31, | | | |
|---|---|---|---|---|
| | 2006 | | 2005 | |
| | **Shares** | **Fair Value** | **Shares** | **Fair Value** |
| * Sun Bancorp, Inc. Common Stock | **327,072** | **$ 6,892,036** | 284,827 | $ 5,625,350 |
| Victory Diversified Stock Fund A | **72,156** | **1,302,428** | 70,599 | 1,195,945 |
| Fidelity Advisor Inflation-Protected Bond Fund A | **87,094** | **928,424** | | |
| Fidelity Advisor Inflation-Protected Bond T | | | 94,000 | 1,033,067 |
| Fidelity Advisor Stable Value II | **1,143,770** | **1,132,330** | 1,027,180 | 1,013,425 |
| Fidelity Advisor Equity Income Fund A | **38,047** | **1,187,466** | | |
| Fidelity Advisor Equity Income Fund T | | | 36,184 | 1,025,475 |
| RS Partners | **30,528** | **1,070,013** | 25,263 | 833,933 |

* Indicates nonparticipant directed investments

The following presents detail of the net appreciation (depreciation) in fair value of investments, including unrealized and realized gains and losses.

| | Year Ended December 31, 2006 |
|---|---|
| Sun Bancorp, Inc. Common Stock | $ 756,369 |
| Victory Diver Stk A | 88,554 |
| RS Partners | 50,472 |
| ALL/Bern Balanced A | 57,788 |
| AIM Real Estate A | 4,573 |
| ALL/Bern Intl Val A | 11,026 |
| TRP Growth Stock R | 77,525 |
| FA Lev Co Stock A | 24,259 |
| FA Lev Co Stock T | 72,201 |
| FA Short Fixed Inc A | (29) |
| FA Short Fixed Inc T | 134 |
| FA Equity Income A | 10,044 |
| FA Equity Income T | 115,863 |
| FA Small Cap A | (2,730) |
| FA Small Cap T | (524) |
| FA Divers Intl A | (11,591) |
| FA Divers Intl T | 42,440 |
| FA Infla Protct BD A | (13,795) |
| FA Infla Protct BD T | (17,968) |
| FA Freedom 2010 A | 17 |
| FA Freedom 2010 T | 73 |
| FA Freedom 2020 A | 395 |
| FA Freedom 2020 T | 1,008 |
| FA Freedom 2030 A | 154 |
| FA Freedom 2030 T | 112 |
| FA Freedom 2040 A | 793 |
| FA Freedom 2040 T | 1,846 |
| FA Freedom Inc A | 200 |
| FA Freedom Inc T | 215 |
| FA Intl SM Cap A | (11,145) |
| FA Intl SM Cap T | (4,318) |
| FA Freedom 2005 A | 33 |
| FA Freedom 2005 T | 98 |
| FA Freedom 2015 A | 404 |
| FA Freedom 2015 T | 1,077 |
| FA Freedom 2025 A | 108 |
| FA Freedom 2025 T | 204 |
| FA Freedom 2035 A | 746 |
| FA Freedom 2035 T | 935 |
| FA Freedom 2045 A | 89 |
| FA Freedom 2050 A | 31 |
| | $ 1,257,686 |

## 8. NONPARTICIPANT-DIRECTED INVESTMENTS

A participant may direct employee contributions among available investment funds (see Note 6), including Sun Bancorp, Inc. common stock. Employer contributions are made in Sun Bancorp, Inc. common stock. A participant may elect to transfer that contribution to any investment fund. Sun Bancorp Stock Fund is considered a nonparticipant-directed investment. Information about the net assets as of December 31, 2006 and 2005 and the significant components of the changes in net assets relating to the nonparticipant-directed investments, for the year ended December 31, 2006 are as follows:

| | | 2006 | | 2005 |
|---|---|---|---|---|
| Sun Bank Stock Fund, January 1, | $ | 5,625,350 | $ | 6,082,070 |
| Change in net assets: | | | | |
| Net appreciation in fair value of investments * | | 756,369 | | |
| Employer contributions | | 635,194 | | |
| Participant contributions | | 348,588 | | |
| Loan repayments | | 22,543 | | |
| Fund transfers in | | 28,316 | | |
| Benefits paid to participants | | (338,401) | | |
| Transfers to participant-directed investments | | (185,923) | | |
| Net additions (deductions) | | 1,266,686 | | |
| Sun Bank Stock Fund, December 31, | $ | 6,892,036 | $ | 5,625,350 |

* Amount includes dividend income.

## 9. RECONCILIATIONS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for December 31, 2006 and 2005:

| | December 31, | | | |
|---|---|---|---|---|
| | | 2006 | | 2005 |
| Statement of net assets available for benefits: | | | | |
| Net assets available for benefits | $ | 16,695,763 | $ | 13,522,619 |
| Adjustment from contract value to fair value for fully benefit-responsive investment contract | | (11,441) | | - |
| Excess contributions payable | | 31,376 | | - |
| Net assets available for benefits, per the Form 5500 | $ | 16,715,698 | $ | 13,522,619 |

For the year ended December 31, 2006, the following is a reconciliation of statement of changes in net assets available for benefits to the Form 5500:

Statement of changes in net assets available for benefits:

| | | |
|---|---|---|
| Increase in net assets available for benefits per the financial statements | $ | 3,173,144 |
| Adjustment for contract value to fair value for fully benefit-responsive wrap contracts | | (11,441) |
| Excess contributions payable-December 31, 2006 | | 31,376 |
| Net income, per the Form 5500 | $ | 3,193,079 |

## 10. RISKS AND UNCERTAINTIES

The Plan invests in mutual funds and common stock. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.

* * * * * *

# SUN NATIONAL BANK 401(k) PLAN

## SCHEDULE H, ITEM 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

| | Identity of Issue, Borrower, Lessor or Similar Party | Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value | Current Value |
|---|---|---|---|
| (1) | Victory | Large Company Blend Fund | $ 1,302,428 |
| (1) | RS Partners | Small Cap Value Fund | 1,070,013 |
| (1) | AllianceBernstein | Balance Fund | 784,491 |
| (1) | AIM Real Estate A | Sector Fund | 116,473 |
| (1) | AllianceBernstein | International Large Cap Value Fund | 168,947 |
| (1) | T. Rowe Price | Large Company Growth Fund | 766,454 |
| (2) | Sun Bancorp, Inc | Common Stock | 6,892,036 |
| (1),(2) | Fidelity | Mid Cap Blend Fund | 814,092 |
| (1),(2) | Fidelity | Short Term Bond Fund | 184,903 |
| (1),(2) | Fidelity | Large Company Value Fund | 1,187,466 |
| (1),(2) | Fidelity | Small Cap Growth | 50,238 |
| (1),(2) | Fidelity | International Large Cap Growth Fund | 750,035 |
| (1),(2) | Fidelity | Stable Value Fund | 1,132,330 |
| (1),(2) | Fidelity | Intermediate Bond Fund | 928,424 |
| (1),(2) | Fidelity | Asset Allocation | 1,966 |
| (1),(2) | Fidelity | Asset Allocation | 25,632 |
| (1),(2) | Fidelity | Asset Allocation | 7,225 |
| (1),(2) | Fidelity | Asset Allocation | 34,097 |
| (1),(2) | Fidelity | Asset Allocation | 11,064 |
| (1),(2) | Fidelity | International Small Cap Growth | 110,046 |
| (1),(2) | Fidelity | Asset Allocation | 4,770 |
| (1),(2) | Fidelity | Asset Allocation | 32,102 |
| (1),(2) | Fidelity | Asset Allocation | 8,276 |
| (1),(2) | Fidelity | Asset Allocation | 38,904 |
| (1),(2) | Fidelity | Asset Allocation | 6,678 |
| (1),(2) | Fidelity | Asset Allocation | 1,524 |
| (1),(2) | Participant loans | Loans ranged from 5.00% to 8.75% with loan maturity dates ranging from 1/07 to 12/11 | 282,947 |
| | | Cash | 2,137 |
| | | | $ 16,715,698 |

(1) Cost is not required to be disclosed for participant-directed investments
(2) Indicates party-in-interest to the Plan

**EXHIBIT 2**

**Consent of Deloitte & Touche LLP**

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in Registration Statement No. 333-35535 of Sun Bancorp, Inc. on Form S-8 of our report dated June 29, 2007 (which report expressed an unqualified opinion and includes an explanatory paragraph concerning the excluded disclosures required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 on the supplemental schedule), appearing in the Annual Report on Form 11-K of the Sun National Bank 401(k) Plan as of December 31, 2006 and 2005, and for the year ended December 31, 2006.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 29, 2007

END